Exhibit 99.1

Media Release

QIAGEN delivers solid performance and exceeds outlook for Q2 2024

•Q2 2024: Net sales of $496 million (+0% actual rates, +1% constant exchange rates, CER); net loss per share of $0.83 but adjusted diluted EPS of $0.55

◦Net sales at CER of $502 million ahead of outlook for at least $495 million CER and adjusted diluted EPS of $0.55 CER ahead of $0.52 CER outlook

◦28.4% adj. operating income margin up 1 percentage point from 27.4% in Q2 2023

◦Q2 2024 free cash flow up 56% to $129 million vs. Q2 2023

•FY 2024 outlook updated after solid H1 2024 results ahead of outlook

◦Updated net sales outlook of at least $1.985 billion CER reflects solid core business trends and NeuMoDx decision

◦Adj. diluted EPS outlook increased to at least $2.16 CER

Venlo, the Netherlands, July 31, 2024 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced results for the second quarter and first half of 2024.

Net sales were stable at $496 million in Q2 2024 compared to Q2 2023, while results at constant exchanges rates (CER) of $502 million rose 1% and were above the outlook for at least $495 million CER. The adjusted operating income margin rose about one percentage point to 28.4% from Q2 2023 on efficiency gains while supporting targeted investments. Adjusted diluted earnings per share (EPS) were $0.55, and results at CER of $0.55 were above the outlook for at least $0.52 CER.

QIAGEN has updated its FY 2024 outlook based on the solid core business performance in the first half of the year, which was about $15 million CER above guidance, as well as the decision to phase out the NeuMoDx clinical PCR system. As a result, total net sales are expected to be at least $1.985 billion CER and includes a $30 million CER adjustment in expected NeuMoDx sales for 2024.

The outlook for adjusted diluted EPS has been increased to at least $2.16 CER, while the adjusted operating income margin target is for at least 28.5% compared to 26.9% in 2023.

“Our teams executed well in the second quarter, showing sequential growth from the first quarter as well as over the year-ago period as we accelerate our performance during 2024. We are on track to achieve our updated outlook that reflects the strong trends in our core business along with the decision on the NeuMoDx system," said Thierry Bernard, CEO of QIAGEN.

"We are strengthening our portfolio with new product launches, particularly for QIAstat-Dx with the FDA 510(k) clearances of the new gastrointestinal panel and the updated respiratory panel. As we head into the second half of 2024, we continue to expect solid growth trends in our core business and are well-positioned to deliver on our commitments for 2024," Bernard said.

“QIAGEN again delivered growth ahead of our outlook for the second quarter of 2024 that gives us renewed confidence in achieving the updated outlook for sales and adjusted earnings for 2024," said Roland Sackers, Chief Financial Officer of QIAGEN. “We are seeing the benefits of our initiatives to improve profitability, as we confirm our full-year target for an adjusted operating income margin of at least 28.5%, combined with higher free cash flow. These improvements put us on a trajectory to achieve the targets we have set for 2028 as part of our commitment to solid profitable growth."

Key figures

In $ millions (Except EPS and diluted shares)	Q2			H1
	2024	2023	Change	2024	2023	Change

Net sales	496	495	0%	955	980	-3%
Net sales - CER	502		1%	964		-2%
Operating (loss) income	(228)	105	-317%	(133)	202	-166%
Net (loss) income	(183)	81	-327%	(103)	166	-162%
(Net loss per share) / Diluted EPS (1)	($0.83)	$0.35	-337%	($0.46)	$0.72	-164%
Diluted shares (in millions) (1)	224	231		225	231

Adjusted operating income	141	136	4%	259	260	0%
Adjusted net income	123	118	4%	226	235	-4%
Adjusted diluted EPS (1)	$0.55	$0.51	8%	$1.00	$1.02	-2%
Adjusted diluted EPS - CER (1)	$0.55		8%	$1.02		0%

Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
(1) Reported diluted EPS for Q2 and H1 2024 based on basic shares of 222.0 million and 222.9 million, respectively. Weighted number of diluted shares (Q2 2024: 224.0 million, H1 2024: 225.3 million).
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Q2 2024 results showed 1% CER sales growth, led by higher CER sales over Q2 2023 in the Sample technologies, Diagnostic solutions and PCR product groups. Excluding NeuMoDx, net sales rose 2% CER in Q2 2024 over the year-ago period while sales in the Diagnostics solutions product group grew 8% CER. QuantiFERON sales rose 11% CER, while QIAstat-Dx sales were up 12% CER and QIAGEN Digital Insights sales rose at a high-single-digit pace over Q2 2023. Consumables and related revenues grew 3% CER over Q2 2023, supported by improved sales trends in all regions. Instrument sales declined 10% amid ongoing cautious customer capital spending, and overshadowed good placement trends under multi-year reagent rental agreements.

•Operating income: For Q2 2024, operating activities resulted in a loss of $228 million due to pre-tax charges of $351 million in operating results, of which 80% involved non-cash charges primarily related to the NeuMoDx decision announced in June 2024. The adjusted operating income margin rose to 28.4% of sales from 27.4% in Q2 2023. In terms of components, the adjusted gross margin rose to 67.2% in Q2 2024 from 66.9% in Q2 2023 amid initiatives to improve production capacity utilization. R&D investments were 9.9% in Q2 2024 compared to 10.1% in Q2 2023, supporting new product development particularly for QIAcuity, QIAstat-Dx and QIAGEN Digital Insights. Sales and marketing expenses were 23.1% compared to 23.5% in Q2 2023, while General and administrative expenses were 5.8% of sales compared to 5.9% in Q2 2023.

•EPS: For Q2 2024, a net loss per share of $0.83 included the after-tax restructuring charge of $1.27 per share. Adjusted diluted EPS for Q2 2024 were $0.55, while adjusted diluted EPS of $0.55 CER were above the outlook for at least $0.52 CER. The adjusted tax rate was 19% in Q2 2024 compared to 18% in the year-ago period. The number of diluted shares was 224.0 million for Q2 2024, in line with the outlook.

Sales by product groups

In $ millions	Q2				H1
	2024 sales	2023 sales	Change	CER change	2024 sales	2023 sales	Change	CER change

Sample technologies	164	165	-1%	+1%	318	338	-6%	-5%
Diagnostic solutions	185	177	+5%	+5%	355	339	+5%	+5%
Of which QuantiFERON	115	104	+10%	+11%	217	196	+11%	+11%
Of which QIAstat-Dx	24	21	+11%	+12%	49	42	+15%	+17%
Of which NeuMoDx	7	11	-33%	-32%	16	24	-31%	-31%
Of which Other	39	40	-4%	-3%	73	77	-5%	-4%
PCR / Nucleic acid amplification	76	74	+2%	+3%	144	151	-5%	-5%
Genomics / NGS	58	64	-9%	-8%	113	119	-5%	-4%
Other	14	15	-9%	-2%	25	32	-23%	-18%
Total net sales	496	495	0%	+1%	955	980	-3%	-2%

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Q2 2024 sales growth of +1% CER was driven by higher consumables sales that more than offset a decline in instrument sales. A key driver of the improving trend in consumables were solid gains in automated kits used on QIAGEN's instrument portfolio that is going through an upgrade cycle, including QIAcube Connect and EZ2 Connect.

•Diagnostic solutions: Q2 2024 sales grew 8% CER excluding NeuMoDx, led by high-single-digit CER gains in consumables sales, but lower instrument sales over the year-ago period. Among the key drivers, QuantiFERON TB test sales rose 11% CER and registered another consecutive quarter above $100 million, supported by solid demand in all regions from conversion gains against the tuberculin skin test. QIAstat-Dx system sales grew 12% CER on double-digit sales gains in consumables amid an ongoing solid placement pace. NeuMoDx results reflected the decision in Q2 2024 to discontinue and support customers during a transition period into 2025, and an updated 2024 sales goal for about $25 million CER (previously at least $55 million CER).

•PCR / Nucleic acid amplification: QIAcuity digital PCR sales showed solid consumables growth in Q2 2024 and a continued high level of instrument demand. Overall sales rose 3% CER on high-single-digit CER growth in consumables, but lower instrument sales compared to Q2 2023.

•Genomics / Next-generation sequencing (NGS): Sales in Q2 2024 declined 8% CER, as high-single-digit CER growth in the QIAGEN Digital Insights bioinformatics business in both the discovery and clinical software portfolio was more than offset by lower sales of universal NGS kits for use on any sequencer, but customer demand trends are expected to improve in H2 2024.

Key cash flow data

In $ millions	Q2			H1
	2024	2023	Change	2024	2023	Change

Net cash provided by operating activities	167	111	+49%	300	183	+63%
Purchases of property, plant and equipment	(38)	(29)	+31%	(75)	(62)	+20%
Free cash flow	129	82	+56%	225	121	+86%

Net cash used in investing activities	(18)	156	NM	(11)	(278)	NM
Net cash used in financing activities	(127)	(15)	NM	(419)	(25)	NM

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $300 million for H1 2024, rising 63% from $183 million in the year-ago period. Results for 2024 reflected an overall decrease in working capital requirements, particularly lower accounts receivables amid an increased focus on improving cash flow. Free cash flow rose 86% to $225 million in H1 2024, absorbing a slight increase in Property, Plant & Equipment investments.

•As of June 30, 2024, cash, cash equivalents and short-term investments were $890.2 million compared to $1.1 billion as of December 31, 2023. Results for the 2024 period included the return of approximately $300 million through the synthetic share repurchase in January and the repayment in June of $101.5 million of German private placements. The leverage ratio was 0.7x (net debt to adjusted EBITDA) as of June 30, 2024 compared to 0.6x at December 31, 2023. QIAGEN has $500 million of convertible notes reaching maturity in the second half of 2024.

Portfolio update

QIAGEN is building momentum in its Sample to Insight portfolio with these recent developments:

Sample technologies

•QIAGEN launched the Investigator Quantiplex Pro FLX kit, which offers forensic laboratories a high level of sensitivity when processing forensics samples. These samples often contain low levels of DNA and inhibitors preventing amplification for use in resolving cases.

Diagnostic solutions

•The QIAstat-Dx Respiratory Panel Plus and the QIAstat-Dx Gastrointestinal Panel 2 both received 510(k) clearance from the U.S. Food and Drug Administration (FDA) during Q2 2024. The updated Respiratory Panel Plus is designed to diagnose upper respiratory infections and covers 21 viral and bacterial targets, including the SARS-CoV-2 virus. The gastrointestinal panel can detect up to 16 clinically relevant bacterial, viral and parasitic pathogens. The U.S. submission of a panel for detection of meningitis / encephalitis conditions, along with a "mini" respiratory panel and two "mini" gastrointestinal panels, are on track for completion in 2024.

•QIAGEN has welcomed new guidelines from the American Academy of Pediatrics (AAP) in the U.S. for screening at-risk children for latent tuberculosis (TB) infection. The update expands a previous recommendation for blood-based TB tests such as QuantiFERON-TB Gold Plus and now covers children of all ages, including infants and children age two and under.

•The therascreen KRAS RGQ PCR Kit was approved by the U.S. FDA as a companion diagnostic to help identify colorectal cancer patients eligible for treatment with Mirati’s KRAZATI® (adagrasib). This builds on an earlier approval for this kit in combination with KRAZATI for use in certain non-small cell lung cancer patients.

PCR / Nucleic Acid Amplification

•QIAGEN has partnered with the U.S. Federal Bureau of Investigation (FBI) to develop a novel test for its QIAcuity digital PCR systems. The dPCR assay will be designed to simultaneously quantify in absolute terms nuclear and mitochondrial DNA concentrations, male DNA, and include quality markers for degradation and inhibition. This will improve the quantification of DNA in human samples and thus boost forensics.

•The QIAcuity dPCR portfolio was expanded with the launch of 35 new wet-lab tested dPCR Microbial DNA Detection Assays. The assays are available on QIAGEN’s research platform GeneGlobe and target a wide range of pathogens causing tropical diseases, sexually transmitted infections and urinary tract infections. To enhance customization of dPCR assays on GeneGlobe, a new Custom Assay Design Tool for copy number variation analysis was launched.

Genomics / NGS

•As the first NGS interpretation platform for both oncology and hereditary applications, QIAGEN Clinical Insights (QCI) Interpret was certified for diagnostic use under the European In Vitro Diagnostic Medical Device Regulation (IVDR). QCI Interpret is a universal solution that can be used for interpretation of data from any NGS sequencer, enabling access to clinical evidence improving decision-making in genetic testing.

•The QIAseq Multimodal DNA/RNA Library Kit was launched to enable a streamlined and rapid workflow to generate whole genome sequencing and whole transcriptome sequencing libraries from a single sample. This kit is designed to facilitate multiomic studies and Comprehensive Genetic Profiling (CGP), which are crucial for understanding complex diseases like cancer.

Outlook

For FY 2024, QIAGEN has updated its outlook based on the solid performance in H1 2024 and the decision to phase out the NeuMoDx clinical PCR system. Net sales are expected to be at least $1.985 billion CER (previously at least $2.0 billion CER), reflecting the solid H1 2024 sales results that were approximately $15 million CER above the outlook, as well as an adjustment of $30 million CER in NeuMoDx sales to $25 million CER (previously at least $55 million CER). Consumables and related revenues are expected to drive growth, while larger-scale instrument sales remain challenging. Adjusted diluted EPS are now expected to be at least $2.16 CER (previously $2.14 CER), and for an adjusted operating income margin of at least 28.5%, an increase of at least 1.6 percentage points from 26.9% in 2023.

Based on exchange rates as of July 30, 2024, currency movements against the U.S. dollar are expected to have a negative impact on full-year net sales of about one percentage point and an adverse impact of about $0.02 per share on adjusted EPS results.

For Q3 2024, net sales are expected to be at least $495 million CER compared to $476 million in Q3 2023. Adjusted diluted EPS are expected to be at least $0.55 CER per share compared to $0.50 in Q3 2023.

Based on exchange rates as of July 30, 2024, currency movements against the U.S. dollar are expected to have a negative impact of about one percentage point on net sales, and a negative impact of about $0.01 per share on adjusted EPS results.

Investor presentation and conference call

A conference call is planned for Thursday, August 1, 2024 at 15:00 Frankfurt Time / 14:00 London Time / 9:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a recording will also be made available after the event.
A presentation will be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2024, QIAGEN employed more than 5,900 people in over 35 locations worldwide. Further information can be found at https://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.
Contacts

Investor Relations		Public Relations
John Gilardi	+49 152 018 11711	Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 152 018 11244	Lisa Mannagottera	+49 2013 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

QIAGEN N.V.
SALES OVERVIEW

(In $ millions)	Q2				H1
	2024 sales	2023 sales	Change	CER change	2024 sales	2023 sales	Change	CER change

Total net sales	496	495	0%	+1%	955	980	-3%	-2%

By product group
Sample technologies	164	165	-1%	+1%	$318	$338	-6%	-5%
Diagnostic solutions	185	177	+5%	+5%	355	339	+5%	+5%
Of which QuantiFERON	115	104	+10%	+11%	217	196	+11%	+11%
Of which QIAstat-Dx	24	21	+11%	+12%	49	42	+15%	+17%
Of which NeuMoDx	7	11	-33%	-32%	16	24	-31%	-31%
Of which Other	39	40	-4%	-3%	73	77	-5%	-4%
PCR / Nucleic acid amplification	76	74	+2%	+3%	144	151	-5%	-5%
Genomics / NGS	58	64	-9%	-8%	113	119	-5%	-4%
Other	14	15	-9%	-2%	25	32	-23%	-18%

By customer class
Molecular Diagnostics	266	260	+3%	+4%	$510	$510	0%	+1%
Life Sciences	230	235	-2%	-1%	445	470	-5%	-4%

By product type
Consumables and related revenues	442	434	+2%	+3%	$852	$865	-2%	-1%
Instruments	54	60	-11%	-10%	103	115	-10%	-9%

By geographic region
Americas	262	263	0%	0%	$496	$510	-3%	-3%
Europe / Middle East / Africa	159	151	+5%	+7%	312	306	+2%	+3%
Asia-Pacific / Japan / Rest of World(1)	76	81	-7%	-3%	148	164	-10%	-6%

(1) Rest of World represented less than 1% of sales.
Tables may have rounding differences. Percentage changes are to prior-year periods.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In $ thousands, except per share data)	Three months		Six months
	ended June 30,		ended June 30,
	2024	2023	2024	2023

Net sales	$496,347	$494,857	$955,143	$980,255
Cost of sales:
Cost of sales	446,371	166,637	598,105	328,543
Acquisition-related intangible amortization	15,212	16,068	31,285	32,084
Total cost of sales	461,583	182,705	629,390	360,627
Gross profit	34,764	312,152	325,753	619,628
Operating expenses:
Sales and marketing	114,686	116,331	225,807	230,972
Research and development	49,103	49,893	100,436	104,611
General and administrative	28,618	29,192	56,186	62,131
Acquisition-related intangible amortization	2,714	2,702	5,436	5,359
Restructuring, acquisition, integration and other, net	68,080	8,602	71,378	14,413
Total operating expenses	263,201	206,720	459,243	417,486
(Loss) income from operations	(228,437)	105,432	(133,490)	202,142
Other income (expense):
Interest income	16,912	21,343	34,670	39,351
Interest expense	(10,922)	(13,497)	(21,214)	(27,951)
Other expense, net	(1,004)	(10,962)	(1,127)	(2,439)
Total other income (expense), net	4,986	(3,116)	12,329	8,961
(Loss) income before income tax (benefit) expense	(223,451)	102,316	(121,161)	211,103
Income tax (benefit) expense	(39,991)	21,530	(18,374)	45,282
Net (loss) income	($183,460)	$80,786	($102,787)	$165,821

Diluted (loss) earnings per common share (1)	($0.83)	$0.35	($0.46)	$0.72
Diluted earnings per common share (adjusted) (1)	$0.55	$0.51	$1.00	$1.02
Diluted shares used in computing diluted earnings per common share	224,016	230,517	225,294	230,560

(1) Reported diluted net loss per common share based on basic shares for Q2 2024 of 222.0 M. Adjusted diluted EPS calculated using
224.0 M diluted shares. Reported diluted net loss per common share based on basic shares for H1 2024 of 222.9 M. Adjusted diluted
EPS calculated using 225.3 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended June 30, 2024	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	496.3	34.8	(228.4)	(223.5)	40.0	18%	(183.5)	($0.83)
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	283.3	351.4	351.4	(64.2)		287.2	1.28
Purchased intangibles amortization	—	15.2	17.9	17.9	(4.4)		13.5	0.06
Non-cash interest expense charges (b)	—	—	—	4.9	—		4.9	0.02
Non-cash other income, net (c)	—	—	—	0.6	—		0.6	0.00
Certain income tax items (d)	—	—	—	—	—		—	0.00
Total adjustments	—	298.5	369.3	374.9	(68.7)		306.2	1.37
Adjusted results	496.3	333.3	140.9	151.4	(28.7)	19%	122.7	$0.55
*Reported Diluted EPS does not consider dilutive shares in the three months ended June 30, 2024 as those shares would be antidilutive. Basic shares for Q2 2024 were 222.0 M. Impact of adjustments and Adjusted Diluted EPS were calculated using 224.0 M diluted shares.

Three months ended June 30, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	494.9	312.1	105.4	102.3	(21.5)	21%	80.8	$0.35
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.8	11.4	11.4	(2.7)		8.7	0.04
Purchased intangibles amortization	—	16.1	18.7	18.7	(4.6)		14.1	0.06
Non-cash interest expense charges (b)	—	—	—	8.4	—		8.4	0.03
Non-cash other income, net (c)	—	—	—	3.1	—		3.1	0.01
Certain income tax items (d)	—	—	—	—	2.5		2.5	0.02
Total adjustments	—	18.9	30.2	41.6	(4.8)		36.8	0.16
Adjusted results	494.9	331.0	135.6	143.9	(26.3)	18%	117.6	$0.51

*Using 230.5 M diluted shares

Please see footnotes for these tables on the following page.

.
QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Six months ended June 30, 2024	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	955.1	325.8	(133.5)	(121.2)	18.4	15%	(102.8)	($0.46)
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	284.0	355.5	355.5	(65.2)		290.3	1.29
Purchased intangibles amortization	—	31.3	36.7	36.7	(9.0)		27.7	0.12
Non-cash interest expense charges (b)	—	—	—	9.7	—		9.7	0.04
Non-cash other income, net (c)	—	—	—	0.5	—		0.5	0.00
Certain income tax items (d)	—	—	—	—	1.0		1.0	0.00
Total adjustments	—	315.3	392.2	402.4	(73.3)		329.1	1.46
Adjusted results	955.1	641.1	258.7	281.2	(54.9)	20%	226.3	$1.00
*Reported Diluted EPS does not consider dilutive shares in the six months ended June 30, 2024 as those shares would be antidilutive. Basic shares for H1 2024 were 222.9 M. Impact of adjustments and Adjusted Diluted EPS were calculated using 225.3 M diluted shares.

Six months ended June 30, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	980.3	619.6	202.1	211.1	(45.3)	21%	165.8	$0.72
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	5.8	20.2	20.2	(4.9)		15.3	0.07
Purchased intangible amortization	—	32.1	37.4	37.4	(9.2)		28.2	0.12
Non-cash interest expense charges (b)	—	—	—	16.7	—		16.7	0.07
Non-cash other income, net (c)	—	—	—	2.7	—		2.7	0.01
Certain income tax items (d)	—	—	—	—	5.8		5.8	0.03
Total adjustments	—	37.9	57.7	77.1	(8.3)		68.8	0.30
Adjusted results	980.3	657.5	259.8	288.2	(53.6)	19%	234.6	$1.02

*Using 230.6 M diluted shares
(a) Results for 2024 include charges for the restructuring program initiated in Q2 2024, as well as acquisition projects, including the continued integration of Verogen Inc. Results for 2023 include acquisition projects including integration activities at BLIRT S.A. and the Q1 2023 acquisition of Verogen.
(b) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(c) Adjustment includes the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(d) Includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results that represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2024	December 31, 2023

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$533,644	$668,084
Short-term investments	356,596	389,698
Accounts receivable, net	355,300	381,877
Inventories, net	321,750	398,385
Prepaid expenses and other current assets	262,489	309,516
Total current assets	1,829,779	2,147,560
Long-term assets:
Property, plant and equipment, net	717,765	765,037
Goodwill	2,449,413	2,475,732
Intangible assets, net	345,456	526,821
Fair value of derivative instruments - long-term	8,846	3,083
Other long-term assets	233,381	196,957
Total long-term assets	3,754,861	3,967,630
Total assets	$5,584,640	$6,115,190
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$492,699	$587,970
Accrued and other current liabilities	466,152	407,168
Accounts payable	76,061	84,155
Total current liabilities	1,034,912	1,079,293
Long-term liabilities:
Long-term debt, net of current portion	908,920	921,824
Fair value of derivative instruments - long-term	—	98,908
Other long-term liabilities	235,545	207,401
Total long-term liabilities	1,144,465	1,228,133
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—223,904 and 230,829 shares, respectively	2,601	2,702
Additional paid-in capital	1,646,189	1,915,115
Retained earnings	2,265,463	2,456,800
Accumulated other comprehensive loss	(431,546)	(433,830)
Less treasury stock, at cost — 1,660 and 2,627 shares, respectively	(77,444)	(133,023)
Total equity	3,405,263	3,807,764
Total liabilities and equity	$5,584,640	$6,115,190

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In $ thousands)	Six Months Ended June 30,
	2024	2023

Cash flows from operating activities:
Net (loss) income	($102,787)	$165,821
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	107,723	103,197
Non-cash impairments	194,011	—
Amortization of debt discount and issuance costs	10,172	17,161
Share-based compensation expense	23,943	22,008
Deferred tax benefit	(24,643)	(7,171)
Other items, net including fair value changes in derivatives	3,959	40
Change in operating assets, net	56,617	(47,280)
Change in operating liabilities, net	30,700	(70,373)
Net cash provided by operating activities	299,695	183,403
Cash flows from investing activities:
Purchases of property, plant and equipment	(74,774)	(62,319)
Purchases of intangible assets	(2,496)	(7,218)
Purchases of short-term investments	(257,148)	(714,149)
Proceeds from redemptions of short-term investments	287,852	678,978
Cash paid for acquisitions, net of cash acquired	—	(149,532)
Cash received (paid) for collateral asset	36,692	(21,866)
Purchases of investments, net	(1,532)	(1,464)
Net cash used in investing activities	(11,406)	(277,570)
Cash flows from financing activities:
Capital repayment	(292,099)	—
Repayment of long-term debt	(101,536)	—
Tax withholding related to vesting of stock awards	(27,014)	(12,524)
Proceeds from issuance of common shares	—	163
Cash received (paid) for collateral liability	2,050	(12,939)
Other financing activities	(871)	—
Net cash used in financing activities	(419,470)	(25,300)
Effect of exchange rate changes on cash and cash equivalents	(3,259)	(1,653)
Net decrease in cash and cash equivalents	(134,440)	(121,120)
Cash and cash equivalents, beginning of period	668,084	730,669
Cash and cash equivalents, end of period	$533,644	$609,549

Reconciliation of free cash flow(1)
Net cash provided by operating activities	$299,695	$183,403
Purchases of property, plant and equipment	(74,774)	(62,319)
Free cash flow	$224,921	$121,084

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.